BTR ANNOUNCES COMPLETION OF EXIDE TENDER OFFER


     LONDON, ENGLAND, November 18, 1997 -- BTR plc (LSE:BTR), a global engineering company today announced that its indirect wholly owned subsidiary, BTR Acquisition Corporation, has accepted for payment and will purchase, as soon as practicable, all shares of Common Stock and all warrants to purchase shares of Common Stock of Exide Electronics Group, Inc. tendered pursuant to BTR Acquisition Corporation's previously announced tender offer. Exide Electronics Group (NASDAQ:XUPS) is a leading supplier of uninterruptible power systems. The tender offer expired as scheduled at midnight, New York City time, on November 17, 1997.

     According to ChaseMellon Shareholder Services, L.L.C., the depository for the tender offer, at the expiration of the tender offer, a preliminary count indicated that 11,261,156 shares of Common Stock (including 214,767 shares tendered by guaranteed delivery) and warrants exercisable for an additional 278,743 shares of Common Stock of Exide had been validly tendered and not withdrawn pursuant to the tender offer. The tendered shares and warrants represent approximately 90% if the shares of Common Stock of Exide on a fully diluted basis. In accordance with the terms of a merger agreement with Exide, BTR will acquire the remaining outstanding shares of Common Stock by merging BTR Acquisition Corporation into Exide without a meeting or vote of the Exide shareholders pursuant to the "short-form" merger provisions under Delaware law. It is anticipated that this merger will occur tomorrow, Wednesday, November 19, 1997.